Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cann-Ade Corporation
2598 E. Sunrise Blvd. Suite 2104
Fort Lauderdale, FL 33304
https://www.cann-ade.com/

Up to $617,998.15 in Common Stock at $2.15
Minimum Target Amount: $14,998.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cann-Ade Corporation
Address: 2598 E. Sunrise Blvd. Suite 2104, Fort Lauderdale, FL 33304
State of Incorporation: NV
Date Incorporated: November 27, 2019

Terms:

Equity

Offering Minimum: $14,998.40 | 6,976 shares of Common Stock
Offering Maximum: $617,998.15 | 287,441 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.15
Minimum Investment Amount (per investor): $249.40

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are a previous investor in Cann-Ade Corporation, you are eligible for additional 25% bonus shares.

Time-Based Perks

Friends and Family Early Birds: Invest within the first 72 hours and receive 30% bonus shares!

Super Early Bird Bonus: Invest within the first week and receive 20% bonus shares!

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares!

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 30% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 30% bonus shares

Amount-Based Perks

Tier 1: Invest $250+ and receive $25 gift card to Cann-Ade.com

Tier 2: Invest $500+ and receive 5% bonus shares and $50 gift card to Cann-Ade.com

Tier 3: Invest $1000+ and receive 10% bonus shares and $100 gift card to Cann-Ade.com

Tier 4: Invest $2,000+ and receive 20% bonus shares and $200 gift card to Cann-Ade.com

Tier 5: Invest $5,000+ and receive 25% bonus shares and $500.00 gift card to Cann-Ade.com

Tier 6: Invest $10,000+ and receive 30% bonus shares, $750.00 gift card to Cann-Ade.com, receive a call from the Founder!

Tier 7: Invest $20,000+ and receive 40% bonus shares, $1000.00 gift card to Cann-Ade.com, receive a call from the Founder!

Tier 8: Invest $50,000+ and receive 50% bonus shares, $1500.00 gift card to Cann-Ade.com, receive a call from the Founder!

Tier 9: Invest $100,000+ and receive 60% bonus shares, $2000.00 gift card to Cann-Ade.com, receive a call from the Founder and quarterly updates.

Tier 10: Invest $250,000+ and receive 75% bonus shares, $3000.00 gift card to Cann-Ade.com, receive a call from the Founder and quarterly updates.

Tier 11: Invest $500,000+ and receive 100% bonus shares, $5000.00 gift card to Cann-Ade.com, an Exclusive Advisory Board Position, quarterly updates and steering meetings.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cann-Ade Corporation will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Cann-Ade Corporation ("Cann-Ade®" or the "Company") is a rapidly growing leader in the functional beverage industry, within a niche emerging category, that being the cannabis-infused segment. Cann-Ade® Corporation owns extensive IP including but not limited to trademarks, closely held trade secrets and proprietary formulations.

Business Model

B2B: We sell to beverage distributors who then sell into the retail accounts that they service.

OTC: We sell Cann-Ade® on our company website and on Amazon as well.

Company Owned IP

The Company was granted a U.S Trademark, filed with the USPTO on July 14, 2021.

Competitors and Industry

Competitors

The goal was clear from the beginning: To make a hemp-infused beverage whose unwavering standard of quality was unmatched. As of Fall 2022, that goal was recognized on a global scale, with Cann-Ade® products being what we believe as the first in the world to achieve the title of USDA Organic in the Hemp-Infused Beverage space. This title is not only a huge accomplishment for Cann-Ade® and its loyal consumers, but will also progress the whole industry forward as the bar has, and will continue to be, raised by Cann-Ade® Corporation.

Competitors include Recess, VYBES, and CloudWater. Cann-Ade® stacks up against these competitors by being, to our knowledge, the only product that is USDA Certified Organic. Cann-Ade® has a larger size at 16.9 oz in comparison to it's competitors, and a longer shelflife of 2 years, contains 20mg of USA-Grown Broad-Spectrum CBD, has a super premium glass bottle with UV protection, is made with real, organic juices, and does not contain sugar alcohols, sugar replacements, or acidifying additives.

Industry

The cannabidiol (CBD) infused beverages market, which was valued at USO 2.83 billion, is expected to reach the value of USO 8.96 billion by 2029, at a CAGR of 15.50% during the forecast period of 2022-2029.*

Cannabis is becoming more widely accepted in all aspects while consumers are demanding super products that are easy to consume, health-conscience, helpful, and safe! Cann-Ade® delivers this.

*https://www.databridgemarketresearch.com/reports/global-cannabidiol-cbd-infused-beverages-market

Current Stage and Roadmap

Current Stage

The Company is currently in-market, live-stage, and rapidly selling through in multiple markets. We're also growing into new markets and expanding our retail footprint city by city.

Since the Company's launch, Cann-Ade® has become integrated into over 1000 retail locations on the east coast, including household names such as Dunkin Donuts, 7-Eleven, Exxon, Food Town Supermarkets, Key Food Supermarkets, C Town Supermarkets, Food Emporium Supermarkets, ShopRite, and many more. Cann-Ade is also featured on Amazon.com with its own Cann-Ade branded store, paired with nationwide distribution via Amazon PRIME and two day shipping to the entire nation.

In addition to achieving USDA organic certification, all three of our delicious flavors, which come packaged in eco-friendly glass bottles, are extremely low-calorie, vegan, gluten-free, and Kosher, making it the perfect beverage for any lifestyle.

Roadmap

Over the next few years, the Company will be focused on driving revenue, increasing valuation by expanding market share, growing the distribution network, and research and development for future products.

The Team

Officers and Directors

Name: Benjamin Daniel Mogul

Benjamin Daniel Mogul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Chief Executive Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: Ben is the Founder and Chief Executive Officer of Cann-Ade Corporation. He does not currently receive compensation but plans to receive commercially appropriate compensation as determined by the board of directors at such time that the company is adequately capitalized. This may include but is not limited to the following: a monthly or annual fee, health insurance, and/or stock options.

- Position: Board Chairman
  Dates of Service: November, 2019 - Present
  Responsibilities: Performs executive, supervisory and management functions and duties as from time to time may be assigned to him or her by the Board of Directors and presides at all meetings of the stockholders and of the Board of Directors.

- Position: Secretary
  Dates of Service: November, 2019 - Present
  Responsibilities: Attends all meetings of the stockholders and records all votes and the minutes of all proceedings in a book to be kept for that purpose notice of all meetings of the stockholders and special meetings of the Board of Directors and shall perform such other duties prescribed by the Board of Directors.

- Position: President
  Dates of Service: November, 2019 - Present
  Responsibilities: Holds general charge of the business, affairs, and company property and general supervision over its other officers and agents. The President shall see that the officers carry all other orders and resolutions of the Board of Directors into effect.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $618,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a

company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Benjamin Daniel Mogul, the CEO of Cann-Ade Corporation (Cann-Ade), does not currently receive a salary for his work at Cann-Ade. Although Benjamin is a majority owner of Cann-Ade, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises more money and generates more revenue Benjamin will begin to be paid a commercially appropriate salary based on the Company's capital resources available at that time and taking into account amounts raised and revenue generated. This may include but is not limited to a monthly or annual fee, health insurance, and/or stock options. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Benjamin will be paid a salary for his work at Cann-Ade.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Benjamin Daniel Mogul (via shares owned & voting proxy)	9,500,000	Common Stock	71.2%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 287,441 of Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 13,991,465 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Please refer to the Company's Articles of Incorporation and its Amended and Restated Bylaws for information on material rights which is included in the Offering Memorandum and attached as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on transfer. No stockholder shall transfer any shares of stock except pursuant to and in accordance with the provisions of the Company's Bylaws.

Right of first refusal (ROFR). The Company shall have the right to purchase all or any portion of the Offered Stock, exercisable for a limited period, at the same purchase price and otherwise subject to the same terms and conditions, with limited exceptions, as described in the Company's Amended and Restated Bylaws.

Tag along rights. With certain exceptions, any proposed transfer by a stockholder of all or any portion of its shares of stock to a third party in which such shares of stock not subject to a ROFR, the Seller shall provide notice of the purchase price and other terms and conditions of the proposed transfer to the other stockholders ("Tagging Stockholders") who shall have the right, but not the obligation to, at the same purchase price and otherwise on the same terms and conditions as the proposed transfer, sell up to an amount of shares of stock held by such Tagging Stockholder as described in the Company's Amended and Restated Bylaws.

Drag along rights. If a stockholder(s) holding a majority of outstanding shares in the Company ("Dragging Stockholders") receive a bona fide written offer from a third party to buy the Company approved by the board of directors, the Dragging Stockholders may present such offer to the other stockholders (the "Dragged Stockholders") and each of the Dragged Stockholders shall: (A) vote their respective shares of stock in favor of the sale and waive any applicable dissenters' or similar rights; and (B) if necessary, sell their respective shares of stock to the proposed buyer; provided that the proceeds of the sale, after deduction of transaction-related fees and expenses incurred, shall be allocated among the shares of stock held by stockholders on a pro-rata basis.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

No series of Preferred Stock has been designated.

Please refer to the Company's Articles of Incorporation for information on material rights which is included in the Offering Memorandum as Exhibit F

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $120,000.00
  Number of Securities Sold: 150,000
  Use of proceeds: Research, development, commercialization of new proprietary products, general marketing purposes, sales and marketing personnel, insurance
  Date: May 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $415,641.93
  Number of Securities Sold: 464,932
  Use of proceeds: Opening up new markets & points of distribution, fulfilling new purchase orders, and social media marketing support
  Date: October 31, 2023

Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 4,673
  Use of proceeds: Opening up new markets & points of distribution, fulfilling new purchase orders, and social media marketing support
  Date: February 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 23,365
  Use of proceeds: Opening up new markets & points of distribution, fulfilling new purchase orders, and social media marketing support
  Date: January 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 803,800
  Use of proceeds: Shares issued to consultants in consideration of consulting services.
  Date: January 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $281,104 compared to $171,918 in fiscal year 2022. Revenue for fiscal year 2023 significantly increased in comparison to fiscal year 2022. We believe that this performance was primarily driven by three factors: increased sales and availability of our products at retail locations; an aggressive, multi-pronged digital marketing campaign; and the addition of Amazon Prime sales and the addition of Jeff Charney.

Cost of Sales

Cost of sales increased in fiscal year 2023 to $100,678 due to our significant uptick in revenue from fiscal year 2022 total of $39,048. Furthermore, we had a significant increase in fiscal year 2023 with regard to retail sales that required increased customer acquisition costs.

Gross margins

Margins for fiscal year 2023 compared to fiscal year 2022 improved from $132,871 in 2022 to $181,426 in 2023 due to improved relationships with our vendors and the volume of orders. We continue to work to improve our gross margins as unit economics improve alongside the volume of purchase orders.

Expenses

Expenses decreased slightly for fiscal year 2023 compared to fiscal year 2022, from $212,947 to $201,482, due to less initial startup costs.

Historical results and cash flows:

The Company is currently post revenue and showing signs of strong product market fit. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are still just recently emerging out of the research and development phase, and rolling out the product in a strategically lean fashion at retail and direct to consumer via our company website and Amazon. We hope to generate more revenue by growing our market share on retail shelves and increasing our digital presence on both social media and various online marketplaces including Amazon. Past cash was primarily generated through sales and equity investments. Our goal is to improve sales and cash flows. We recently emerged out of the research and development phase, and have been fully launched into the market, post revenue for just over twelve months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of existing credit lines and $43,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product production, and purchase order fulfillment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 92% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on expected expenses related to inventory, sales consultants, marketing, legal, and insurance fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we believe the Company will be able to operate for 1.5 years. Expected expenses may include but are not limited to marketing, operations, raw materials, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated future capital raises by continuing crowdfunding via Reg CF, and is actively contemplating additional lines of credit to support purchase orders.

Indebtedness

- Creditor: Forward Financing LLC
  Amount Owed: $9,355.00
  Interest Rate: 0.0%
  The Company entered into a future receipts sale agreement with Forward Financing LLC during fiscal year 2023 for $29,800. A processing fee of $695 was applied. In this arrangement, the lender provides an advance in exchange for the sale of future receivables. As of December 31, 2023, the outstanding balance on this agreement is $9,355. The full amount is classified as current and expected to be settled within 12 months.

- Creditor: Forward Financing LLC
  Amount Owed: $13,458.00
  Interest Rate: 0.0%

On March 1, 2023, the Company entered into another future receipts sale agreement with Forward Financing LLC for $28,600. A $695 processing fee was also applied to this agreement. The lender provides the advance in exchange for the sale of future receivables. As of December 31, 2023, the outstanding balance is $13,458, with the entire amount classified as a current liability.

Related Party Transactions

Valuation

Pre-Money Valuation: $30,081,649.75

Valuation Details:

Cann-Ade Corporation's pre-money valuation was calculated by taking into consideration the Company's revenue to date, traction in various marketplaces, reorder rate in various marketplaces, the management team's prior successes, proprietary trade secrets, proprietary formulations currently in the market, and others not yet introduced to the market, trademarks, other IP holdings, projected revenues, comps, market growth as projected by various data sources.

Company's IP & Value of Assets

Cann-Ade Corporation holds extensive IP including, but not limited to, the following: proprietary formulations, trademarks, web domains, master manufacturing records, and closely held trade secrets.

This includes eleven proprietary formulations that Cann-Ade Corporation owns the master manufacturing records. Three of the formulas are USDA Organic certified at this time. The Company also currently owns three USPTO-registered trademarks.

Initial Operations Achievements

Cann-Ade Corporation operates within the functional beverage category of the CPG space. Cann-Ade Corporation is post-revenue. We have penetrated markets in MA, RI, CT, NJ, NY, and FL.

We believe Cann-Ade has become the first and only USDA Organic certified hemp infused beverage. Cann-Ade Corporation has secured multiple major distributor partnerships to date with plans to grow into more markets in 2023. The Company is fulfilling new purchase orders and reorders are ongoing into multiple marketplaces at this time.

Management's Experience

The Cann-Ade Corporation team consists of senior executives who have built businesses from the ground up leading to major exits by acquisition to Fortune 100 and to a Fortune 500 company. Cann-Ade Corporation maintains a senior advisory board that provides strategic guidance and governance to the platform including iconic marketing executive Jeff Charney, former CMO at QVC, Aflac, and Progressive and two-time CMO of the year. Fully-Diluted Share Calculation

The Company currently has 13,991,465 total shares outstanding under a full-dilution basis. Multiplying this amount by the price per share of $2.15 produces a pre-money valuation of $30,100,000

Conclusion

Based on its analysis of the above factors, the Company believes its pre-money valuation of $30,100,000.00 is reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is designated or outstanding; (ii) no outstanding options, warrants, or other securities with a right to acquire shares are outstanding; and (iii) no shares are reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  44.5%

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Opening up new markets & points of distribution
  17.0%
  Used towards hiring consultants, brokers, regional sales managers, customary point of sale marketing materials in each new market and points of distribution.

- Fulfilling new purchase orders
  17.0%
  Used towards the purchasing of raw materials required to produce Cann-Ade. Used towards manufacturing costs required to fulfill new purchase orders. Used towards transportation costs required to fulfill new purchase orders.

- Social media marketing support
  16.0%
  Used toward various marketing consultant services and the purchasing of ads on social media platforms.

If we raise the over allotment amount of $617,998.15, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Opening up new markets & points of distribution
  31.5%
  Used towards hiring consultants, brokers, regional sales managers, customary point of sale marketing materials in each new market and points of distribution.

- Fulfilling new purchase orders
  31.5%
  Used towards the purchasing of raw materials required to produce Cann-Ade. Used towards manufacturing costs required to fulfill new purchase orders. Used towards transportation costs required to fulfill new purchase orders.

- Social media marketing support
  31.5%
  Used toward various marketing consultant services and the purchasing of ads on social media platforms.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.cann-ade.com/ (https://www.cann-ade.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cann-ade

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cann-Ade Corporation

[See attached]

CANN-ADE CORPORATION

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cann-Ade Corporation
Fort Lauderdale, Florida

We have reviewed the accompanying financial statements of Cann-Ade Corporation (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the years ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 17, 2024
Los Angeles, California

CANN-ADE CORPORATION
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ -	$ 108,959
Acccounts Receivable, net	81	-
Due from Related Parties	-	961
Inventory	58,310	58,310
Total Current Assets	**58,391**	**168,230**
Total Assets	**$ 58,391**	**$ 168,230**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Overdraft	1,529	-
Forward Financing	22,813	14,285
Short-term Loan	-	7,661
Total Current Liabilities	**24,342**	**21,946**
Total Liabilities	**24,342**	**21,946**
STOCKHOLDERS' EQUITY		
Common Stock	140	125
Additional Paid in Capital	351,254	319,813
Accumulated Deficit	(317,345)	(173,655)
Total Stockholders' Equity	**34,049**	**146,283**
Total Liabilities and Stockholders' Equity	**$ 58,391**	**$ 168,230**

See accompanying notes to financial statements.

CANN-ADE CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)   - 3 -

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 282,104	$ 171,918
Cost Of Goods Sold	100,678	39,048
Gross Profit	**181,426**	**132,871**
Operating Expenses		
General And Administrative	130,487	151,543
Sales And Marketing	70,995	61,404
Total Operating Expenses	**201,482**	**212,947**
Net Operating Loss	**(20,056)**	**(80,076)**
Interest Expense	14,691	-
Other Loss	37,267	26,718
Loss Before Provision For Income Taxes	**(72,014)**	**(106,795)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	$ **(72,014)**	$ **(106,795)**

See accompanying notes to financial statements.

CANN-ADE CORPORATION
Statements of Changes in Stockholders' Equity
(Unaudited)

(USD $ in Dollars)	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	10,567,000	$ 106	-	$ -	$ 149,894	$ (66,860)	$ 83,040
Issuance of Stock	1,977,695	20	-	-	169,918	-	170,038
Net Loss			-	-		(106,795)	(106,795)
Balance—December 31, 2022	12,544,695	$ 125	-	$ -	$ 319,813	$ (173,655)	$ 146,283
Issuance of Stock	1,446,770	14	-	-	31,441	-	31,456
Shareholder Distribution	-	-	-	-	-	(71,676)	(71,676)
Net Loss	-	-	-	-	-	(72,014)	(72,014)
Balance—December 31, 2023	13,991,465	$ 140	-	$ -	$ 351,254	$ (317,345)	$ 34,049

See accompanying notes to financial statements.

CANN-ADE CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (72,014)	$ (106,795)
Changes In Operating Assets And Liabilities:		
Acccounts Receivable, Net	(81)	240
Inventory	0	(6,697)
Due From Related Parties	961	(961)
Overdraft	1,529	-
Other Current Liabilities	-	(14)
Net Cash Used In Operating Activities	**(69,605)**	**(114,226)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	-	-
Net Cash Provided By/(Used In) Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Procceds From Issuance Of Common Stock	31,456	170,038
Shareholder Distribution	(71,676)	-
Shareholder Loans	-	(5,233)
Forward Financing	8,528	14,285
Borrowing On Short-Term Loan	-	7,661
Repayment Of Short-Term Loan	(7,661)	
Net Cash (Used In)/Provided By Financing Activities	**(39,354)**	**186,752**
Change In Cash And Cash Equivalents	**(108,959)**	**72,526**
Cash And Cash Equivalents—Beginning Of Year	108,959	36,433
Cash And Cash Equivalents—End Of Year	$ -	$ 108,959
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 14,691	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cann-Ade Corporation was incorporated on November 27, 2019, in the state of Nevada. The financial statements of Cann-Ade Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, Florida.

Cann-Ade Corporation invented the Cann-Ade brand, which is a functional beverage product line that is presently sold business to business and direct to consumer via e-commerce. Cann-Ade is the first USDA-certified organic hemp-infused beverage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $30,086 and $26,720, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to finished goods are determined using a FIFO (first-in-first-out) method.

Income Taxes

Cann-Ade Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of sales

Costs of goods sold include the cost of product manufactured, product packaging, and processing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $70,995 and $61,404, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 17, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Raw materials	58,310	58,310
Total Inventory	$ 58,310	$ 58,310

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 70,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 13,991,465 shares and 12,544,695 have been issued and were outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with a $0.00001 par value. As of December 31, 2023, and December 31, 2022, no preferred shares have been issued and are outstanding.

Voting Rights:

Common Stock: Holders of common stock typically have the right to vote on corporate matters, such as electing the board of directors and approving major corporate decisions.

Preferred Stock: Preferred stockholders usually do not have voting rights, but in some cases, they may be granted limited voting rights under specific conditions, such as when dividends are not paid.

Liquidity Rights

Common Stock: Generally, more liquid, as common stock is freely traded on public markets (if the company is publicly traded). However, liquidity depends on market demand.

Preferred Stock: May be less liquid than common stock, as it is often issued in smaller quantities and may have restrictions on transfer. However, preferred stockholders may receive priority in the event of liquidation.

Dividend Rights:

Common Stock: Dividends are paid to common stockholders after preferred stockholders have received their fixed dividends. Common stock dividends are variable and depend on the company's profitability and board decisions.

Preferred Stock: Holders are entitled to fixed dividends that must be paid before any dividends are distributed to common stockholders. Preferred dividends are often cumulative, meaning if they are missed, they must be paid in arrears before common stockholders receive dividends

5.   DEBT

Promissory Notes & Loans

In 2022, the Company entered a business loan agreement, which has been fully repaid in 2023. The details and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Business Loan Agreement- Intuit Financing Inc.	$ 10,000	18.00%	13/07/2022	Paid off		$ -	$ -	$ 7,661	$ -	$ 7,661
Total					$ -	$ -	$ -	$ 7,661	$ -	$ 7,661

Forward Financing

During fiscal year 2023, the Company entered into a future receipts sale agreement with Forward Financing LLC in the amount of $29,800 (purchase price). The processing fee is $695. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $9,355, and the entire amount is classified as the current portion.

On March 1, 2023, the Company entered into a future receipts sale agreement with Forward Financing LLC in the amount of $28,600 (purchase price). The processing fee is $695. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $13,458, and the entire amount is classified as the current portion.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023		2022	
Net Operating Loss	$	(18,333)	$	(19,839)
Valuation Allowance		18,333		19,839
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023		2022	
Net Operating Loss	$	(54,704)	$	(36,371)
Valuation Allowance		54,704		36,371
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $214,880. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

As of December 31, 2022, the Company had a Receivable of $961 from its founder and shareholder, Benjamin Mogul. This amount was collected in 2023.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $20,056, operating cash outflow of $69,605, and has minimal liquid assets in cash. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF CANN-ADE CORPORATION

USDA Certified Organic Cannabis-Infused Beverages for Elevated Mind-Body Wellness

Meet Cann-Ade®, what we believe is the FIRST and ONLY USDA Certified Organic Cannabis-Infused Beverage in the world, that sippers are hailing as "life-altering", "the perfect alcohol-alternative," and "a powerful anti-inflammatory". * Cann-Ade® gained global recognition for its USDA Organic certification and continues to raise the bar through aggressively transformative and trailblazing practices.

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[Get Equity]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

 Former CMO of QVC, Geico and Progressive, two time CMO of the year Jeff Charney has joined the company leading Cann-Ade's marketing force! As what we believe is the world's first and only USDA certified Organic CANNABIS beverage!


over-month revenue growth from January to April 2024,**
Cann-Ade® is a top Cannabis infused beverage.

Positioned in the growing cannabis-infused beverage market,
Cann-Ade® has a winning management team with Fortune
100/500 success. Projected market value to hit $8.9B by
2029, Cann-Ade® believes it's set to lead the industry with
additional products on the way, including seltzers.

*These testimonials may not be representative of the experience of other customers and are not a guarantee of
future performance or success. **Historical results are not a guarantee of future performance or success.*

TEAM



Benjamin Daniel Mogul • Founder, President, Board Director and Chief Executive Officer

Benjamin Mogul is an experienced management professional who has served for over a
decade in the mental health industry. Mr. Mogul has been trusted to serve high-profile
civilian, active military, and veteran populations. Mr. Mogul has successfully led teams
and operations that require a great deal of tact and has delivered the highest quality
results time and time again. Mr. Mogul has worked in operations in the cannabis
industry for a leading publicly traded medical marijuana firm where he developed IP
and managed grow operations. As the founder of the Company, Mr. Mogul is passionate
about the Company's products and their value to the market. Mr. Mogul is known for
his consistent ability to execute, pulling his sleeves up to do the hard work, being a
connector, adaptable to changes, being creative, and being a constant learner. In
addition to his strong communication skills, Mr. Mogul is considered by many to be a
health guru and is a strong advocate for traditional values. Mr. Mogul holds a B.A. from
Florida State University.

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Stephen A. Spanos • Head of Finance

Mr. Spanos has provided financial and accounting consulting services for both privately
held and public companies for 30 years, including 8 years of public accounting (Big 4
included) and 20 years of progressive private accounting experience with sole

United States, from 2005 to 2013. Mr. Spanos served as an audit manager for BDO USA, LLP and as an auditor for Ernst & Young. Throughout his career, Mr. Spanos has spearheaded numerous fund-raising deals, including bank debt and venture funding, and has participated in substantial acquisition and integration transactions both domestically and internationally. Mr. Spanos maintains broad industry experience, including in foods, high-tech, telecom, manufacturing, waste management and others. Mr. Spanos specializes in overseeing month-end close providing timely and accurate information, coordinating year end audits, and preparing and maintaining audit and tax schedules for outside auditors. Mr. Spanos maintains deep relationships with venture capital groups, lawyers, auditors, insurance, banks and other lenders. Mr. Spanos received his MBA and BS in Business Administration, Accounting and Finance from Boston University.

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Darren Rogers • Director of Operations



Darren Rodgers is a highly successful entrepreneur who has built multiple winning companies from the ground up. Mr. Rodgers is recognized for being the founder and CEO of Freedom Wireless, where he led the company from its inception to its exit from Verizon Wireless. Mr. Rodgers is currently serving in this strategic leadership role for Cann-Ade® as he works hand in hand with Mr. Mogul leading the Company to its foreseen heights.

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Robert J. Corsaro • Global Sales Director



Robert J. Corsaro has over 30 years of experience within the consumer goods industry including highly successful stints at Nabisco, (Mondelez), PepsiCo, Snapple, and Carvel. Bob's deep expertise includes broad-based management, finance, production, and chain headquarters account management. During his time at Snapple, Bob spearheaded the authorization of Snapple products to the major supermarket, convenience, wholesale, and mass drug merchandiser accounts and was responsible for five sales regions that comprised 63% of Snapple's total sales volume for a $450,000,000 market. Following his time at Snapple, he served as Carvel's Executive Vice-President, where his focus on expansion led to Carvel successfully doubling their distribution to over 3,500 supermarkets. During Bob's timeframe, Carvel converted a loss in 1995 to a profit in 1996 of approximately $3MM. After his success with Carvel, Bob became one of the founding partners of a Brand Management Company where he brought Hint Water, Zico, and many other brands to market. Bob takes great pride in the strong relationships and experience he's built over the years and knows this is a key ingredient to success.

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Evan Costaldo • General Counsel



mergers & acquisitions transactions, registration statements, reverse mergers, corporate financings such as IPO's, secondary offerings, APO's, PIPE offerings, and private placements, '33 Act and '34 Act SEC compliance, corporate governance, and general business, securities and corporate matters, as well as having commercialized various products, technologies, and sciences. Mr. Costaldo is admitted to practice law in the State of New York, as well as the United States District Courts for the Southern and Eastern Districts of New York.

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Jeff Charney • Advisory Board

Jeff Charney, former chief marketing officer of QVC, Aflac, and Progressive is highly praised by Forbes and named the 2021 "Ad Age 2021 Brand CMO of the Year." Jeff has shared this philosophy hundreds of times in his three decades as a Fortune 500, most award-winning CMO in the nation. The high-energy innovator has not only unleashed the creative spirit in consumers, customers and employees, but he has also worked to help drive some of the most historic and iconic characters and campaigns in marketing today including the "Aflac Duck" and the infamous "Flo" character at Progressive. Cann-Ade has engaged Charney as board advisor to elevate Cann-Ade's marketing initiatives to insurmountable heights through transformative innovation and measurable results.

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Linnet Carty • Advisory Board

Linnet Carty is the Corporate Director of Inclusion with Arcis Golf leveraging cross-cultural competencies that intersect with the company's business objectives and vast portfolio from private, to daily fee, to resort. Linnet was previously the Global Inclusion and Diversity Director with the PGA of America, helping to drive the strategic mission that permeates the PGA's programs and practices with a focus on Education and Training, Supplier Inclusion, Workforce Diversification, and Corporate Social Responsibility. She has been the Vice President of Marketing and Business Development for xmlElite, an Equity Educator for the Connecticut State Department of Education - SERC, a newspaper Columnist for the Hartford Courant and was the dynamic Television Host and Producer for NBC, WVIT, Channel 30 in CT. As a Board Member and Advisor, Linnet brings the intersection of public speaking, marketing, education, and engagement.

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Marie Meliksetian • Advisory Board

Marie Meliksetian is the CEO of Reliance Solution Services, LLC, President of the International Women's Forum of Connecticut, and a senior business executive with extensive experience in turning around and reengineering large global organizations as


Read Less



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THE PITCH

The Gold Standard of Cannabis-Infused Beverages


Positively Peach
Zen Lemon
Strawberry-Lime Sublime
USDA ORGANIC
20 MG CBD
VEGAN V
NON GMO
GF GLUTEN FREE
LAB TESTED

Cann-Ade® Corporation is well-positioned in the CBD-infused beverage market and the industry at large, as we believe Cann-Ade® to be the world's FIRST and ONLY USDA Certified Organic hemp-infused beverage. Naturally adaptogenic, refreshing, and revitalizing, Cann-Ade® has been hailed by consumers as "life-altering", "the perfect alcohol-alternative," and "a powerful anti-inflammatory".* Since its launch, Cann-Ade® has established deeply impactful distribution roots and is featured in over 600 stores. As an Investor in Cann-Ade® Corporation, you're getting the opportunity to own equity in a company that has quickly become a disruptive force in a growing beverage market.

From the production line to first sip, we believe our commitment to quality standards is unmatched. In addition to achieving the title of USDA organic, all three delicious flavors, which come packaged in eco-friendly glass bottles, are extremely low calorie, vegan, gluten-free, and Kosher, making it the perfect



Adaptogenic CBD

Each revitalizing bottle of Cann-Ade® is infused with 20mg of potent, third-party lab tested CBD grown organically and sustainably in the United States.



USDA Organic

We believe Cann-Ade® to be the world's FIRST and ONLY USDA Certified Organic hemp-infused beverage.



Fresh Fruit Juice

Only flavorful, organic fruit juice brings each bottle of Cann-Ade® to life. No artificial flavors, colors, or additives, ever.



Triple-Filtered Water

Triple-filtered by reverse osmosis, carbon filtration, and UV light to ensure maximum purity.

THE OPPORTUNITY

Increasing Accessibility to Naturally Restorative Beverages

weight gain. For the wellbeing of our generation and the next, it is vital that healthful, disruptive brands are successfully educating their target markets on why the ingredient label matters, while making naturally healthful products easily accessible and affordable. This is what Cann-Ade® has been doing, and with increased funding, will continue to do at larger scale.


Cann-Ade®
HEMP INFUSED
STRAWBERRY-LIME WATER
GLUTEN FREE
VEGAN
Cann-Ade®
HEMP INFUSED
LEMON WATER
GLUTEN FREE
VEGAN
Cann-Ade®
HEMP INFUSED
PEACH WATER
GLUTEN FREE
VEGAN

We believe Cann-Ade®s quality is not only proven, but it is recognized in the industry for consistently refusing to cut corners at any stage of the production process. Years of research have been dedicated not only to the development of the beverage itself, but also in identifying sustainable sourcing methods that support American farms and local communities.

Every ingredient in each eco-friendly bottle of Cann-Ade® has been chosen with intent and rigorously tested to ensure consistent purity and incredible potency. That's why it is always encouraged that sippers research what's on the ingredient label, review the third-party laboratory reports on www.Cann-Ade.com, and invest in similarly eco-friendly and transparent products.



Cann-Ade
HEMP INFUSED PEACH WATER
"It improves my sleep tremendously! It is a life changing product that I cherish and never want to do without."
- Liza F.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Cann-Ade®: Making a Nationwide Impact

Where to Find Us

















Cann-Ade® has earned its place on the shelves, and the numbers prove it. In the first 9 months since the company launched, Cann-Ade® became integrated into over 600 retail locations on the east coast,

is quickly becoming the recognized and sought-after CBD-infused beverage.


Positively Peach
Good Vibes Only! This uplifting flavor tastes like delicious sun-ripened, organic peaches.
BUY NOW
Zen Lemon
Offering Sippers an Elevated Online Shopping Experience

Images displayed on the above smart phone are of the Company's desktop website. The Company does not have a mobile app.

In addition to working hard to supply consumers with a delicious product that's designed to be naturally restorative and revitalizing, advocating for health and well being of military veterans nationwide. We believe that Together WeCann™ enjoy a happier, healthier existence.

WHY INVEST

An Expanding Company in a Growing Industry

We believe that Cann-Ade® is the first brand in the category to acquire USDA organic certification, and are determined to set the gold standard, while making our healthful products readily available and accessible to the growing market as people demand better and higher quality products.



A Leader in the Industry

As of Fall 2022, we believe Cann-Ade® became recognized on a global scale as the first in the world to achieve the title of USDA Certified Organic in the Hemp-Infused Beverage space. We believe this title is not only a huge accomplishment for Cann-Ade® and its loyal consumers, but will also progress the whole industry forward as the bar has, and will continue to be, raised by Cann-Ade® Corporation.

15.50% during the forecast period of 2022-2029 (source).

The Cannabidiol (CBD) Infused Beverage Market



$2.8 Billion

Market Valuation in 2021



Projected

$8.9 Billion Market Valuation by 2029

ABOUT

HEADQUARTERS
**2598 E. Sunrise Blvd. Suite 2104
Fort Lauderdale, FL 33304**

WEBSITE
View Site ↗

Meet Cann-Ade®, what we believe is the FIRST and ONLY USDA Certified Organic Cannabis-Infused Beverage in the world, that sippers are hailing as "life-altering", "the perfect alcohol-alternative," and "a powerful anti-inflammatory". * Cann-Ade® gained global recognition for its USDA Organic certification and continues to raise the bar through aggressively transformative and trailblazing practices.

TERMS

Cann-Ade Corporation

Overview

PRICE PER SHARE
$2.15

VALUATION
$30.08M

DEADLINE ⓘ
Feb. 13, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$249.40

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,998.15

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
6,976

MAX NUMBER OF SHARES OFFERED
287,441

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$58,391	$168,230
Cash & Cash Equivalents	$0	$108,959
Accounts Receivable	$81	$0
Short-Term Debt	$24,342	$21,946
Long-Term Debt	$0	$0
Revenue & Sales	$282,104	$171,918
Costs of Goods Sold	$100,678	$39,048
Taxes Paid	$0	$0
Net Income	-$72,014	-$106,795

Risks

risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are a previous investor in Cann-Ade Corporation, you are eligible for additional 25% bonus shares.

Time-Based Perks

Friends and Family Early Birds: Invest within the first 72 hours and receive 30% bonus shares!

Super Early Bird Bonus: Invest within the first week and receive 20% bonus shares!

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares!

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 30% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 30% bonus shares

Amount-Based Perks

Tier 1: Invest $250+ and receive $25 gift card to Cann-Ade.com

Tier 2: Invest $500+ and receive 5% bonus shares and $50 gift card to Cann-Ade.com

Tier 3: Invest $1000+ and receive 10% bonus shares and $100 gift card to Cann-Ade.com

Tier 4: Invest $2,000+ and receive 20% bonus shares and $200 gift card to Cann-Ade.com

Tier 5: Invest $5,000+ and receive 25% bonus shares and $500.00 gift card to Cann-Ade.com

Tier 6: Invest $10,000+ and receive 30% bonus shares, $750.00 gift card to Cann-Ade.com, receive a call from the Founder!

Tier 7: Invest $20,000+ and receive 40% bonus shares, $1000.00 gift card to Cann-Ade.com, receive a call from the Founder!

quarterly updates.

Tier 11: Invest $500,000+ and receive 100% bonus shares, $5000.00 gift card to Cann-Ade.com, an Exclusive Advisory Board Position, quarterly updates and steering meetings.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cann-Ade Corporation will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS



Owwll Podcast
Founder Interview - Owwll Podcast 51- Benjamin Mogul

View Article

Hemp-Infused Water Now Available on Amazon Prime

View Article

BevNet



Marketing Industry Innovator Jeff Charney Joins Cann-Ade Corporation

View Article

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income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?



At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?



StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?



For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find

within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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PREVIOUSLY CROWDFUNDED ⓘ
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RAISED ⓘ
$0

INVESTORS

MIN INVEST ⓘ
$249.40

VALUATION
$30.08M

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies,



liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey everyone, Donovan McNabb here with Cann-Ade. After 13 years as an NFL quarterback, I know that fueling your body with the right nutrients is essential to performaing at your best. Cann-Ade, hemp infused water is a healthy and refreshing alternative to sugary sports drinks. They use all natural low calorie ingredients and infuse it with the best USDA organic hemp. Not only does Cann-Ade help me recover faster, but it makes me feel more relaxed, focused, and balanced. Cann-Ade.

With Disclosure added:

Donovan McNabb is a paid-partner of Cann-Ade. This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Embedded Video

Meet Cann-Ade. What we believe is the first and only USDA-certified organic cannabis-infused beverage in the world. As an investor in Cann-Ade Corporation, you're getting, the opportunity to own equity in a company that has quickly become a leader in the extremely hot cannabis-infused beverage market.

Cann-Ade is led by a senior strategic management team that we believe has a proven winning and trusted history, including personnel with multiple exits to Fortune 100 and Fortune 500 companies.

Our product line consists of three flagship flavors: Positively Peach, Zen Lemon, and Strawberry Lime Sublime. From the very first formulation, our goal was clear: to become a leader in the market by providing the gold standard of hemp-infused beverages. Well, we believe that we've done that.

In Fall of 2022, we believe Cann-Ade gained global recognition for its USDA organic certification. And we continue to raise the bar through aggressively transformative and trailblazing practices.

With a two-year shelf life, we also have what we believe is the longest shelf-stable product on the cannabis-infused beverage market, without the addition of any artificial preservatives.

So what's in the bottle? Let's take a look. In every eco-friendly 16.9 ounce glass bottle of Cann-Ade, you'll find 20 milligrams of organic American-grown hemp organic fruit juice and triple-filtered water. Together these ingredients create a delicious and ultra low calorie beverage that consumers are hailing as life-altering, the perfect alcohol alternative, and a powerful anti-inflammatory.

Cann-Ade has earned its place on the shelves and the numbers prove it in the nine months since our launch we have become integrated into over 600 retail locations on the East Coast.

Together we can enjoy a healthier happier existence. I wanna be your favorite.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number
Barbara K. Cegavske	E3137652019-6
	Filing Number
	20190313764
Secretary of State	Filed On
State Of Nevada	11/27/2019 11:03:47 AM
	Number of Pages
	4

Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Profit Corporation   ☐ NRS 80 - Foreign Corporation   ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation
(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**Cann-Ade Corporation**

2. Registered Agent for Service of Process: (Check only one box)

☑ Commercial Registered Agent (name only below)   ☐ Noncommercial Registered Agent (name and address below)   ☐ Office or position with Entity (title and address below)

VCORP SERVICES, LLC

Name of Registered Agent **OR** Title of Office or Position with Entity

701 S. CARSON STREET, SUITE 200	Carson City	Nevada	89701
Street Address	City		Zip Code
		Nevada	
Mailing Address (If different from street address)	City		Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X Vcorp Services, LLC   11/26/2019

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors   ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) **Benjamin Mogul**
Name
916 SW 8th Avenue, Unit 1	Fort Lauderdale	FL	33315
Address	City	State	Zip Code

2) **Benjamin Mogul**
Name
916 SW 8th Avenue, Unit 1	Fort Lauderdale	FL	33315
Address	City	State	Zip Code

3) **Benjamin Mogul**
Name
916 SW 8th Avenue, Unit 1	Fort Lauderdale	FL	33315
Address	City	State	Zip Code

4) **Benjamin Mogul**
Name
916 SW 8th Avenue, Unit 1	Fort Lauderdale	FL	33315
Address	City	State	Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: _____

5b. I declare this entity is in good standing in the jurisdiction of its incorporation.   ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. **Yes** ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**To engage in any lawful activity.**
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of common shares with Par value: `0` Par value: $ `0` Number of preferred shares with Par value: `0` Par value: $ `0` Number of shares with no par value: **0** If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or **Authorized Signer** for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. **Benjamin Mogul** **United States** Name Country **916 SW 8th Avenue, Unit 1** **Fort Lauderdale** **FL** **33315** Address City State Zip/Postal Code **X Benjamin Mogul** (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



Filed in the Office of *Barbara K. Cegavske* Secretary of State State Of Nevada	Business Number E3137652019-6 Filing Number 20190313764 Filed On 11/27/2019 11:03:47 AM Number of Pages 4

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance

(PURSUANT TO NRS 77.310)

This form may be submitted by: a Commercial Registered Agent, Noncommercial Registered Agent or Represented Entity. For more information please visit http://www.nvsos.gov/index.aspx?page=141

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Acceptance of Appointment by Registered Agent

In the matter of Cann-Ade Corporation

Name of Represented Business Entity

I, Vcorp Services, LLC am a:

Name of Appointed Registered Agent *OR* Represented Entity Serving as Own Agent*

(complete only only one)

a) [X] commercial registered agent listed with the Nevada Secretary of State,

b) [ ] noncommercial registered agent with the following address for service of process:

Street Address ____ City ____ Nevada Zip Code ____

Mailing Address (if different from street address) ____ City ____ Nevada Zip Code ____

c) [ ] represented entity accepting own service of process at the following address:

Title of Office or Position of Person in Represented Entity ____

Street Address ____ City ____ Nevada Zip Code ____

Mailing Address (if different from street address) ____ City ____ Nevada Zip Code ____

and hereby state that on 11/27/19 (Date) I accepted the appointment as registered agent for the above named business entity.

X [signature]

Authorized Signature of R.A. or On Behalf of R.A. Company

Date 11/27/19

*If changing Registered Agent when reinstating, officer's signature required.

X ____

Signature of Officer

Date ____

Nevada Secretary of State Form RA Acceptance
Revised: 1-5-15



Reset

Filed in the Office of	Business Number E3137652019-6
Barbara K. Cegavske	Filing Number 20190313764
Secretary of State State Of Nevada	Filed On 11/27/2019 11:03:47 AM
	Number of Pages 4

Exhibit A

EIGHT: The Corporation is authorized to issue two classes of stock. One class of stock shall be common stock, par value $0.00001, of which the Corporation shall have the authority to issue 70,000,000 shares. The second class of stock shall be preferred stock, par value $0.00001, of which the corporation shall have the authority to issue 5,000,000 preferred shares. The preferred stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

NINTH: The governing board of this corporation shall be known as the Board of Directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation, providing that the number of directors shall not be reduced to less than one (1).

TENTH: After the amount of the subscription price, the purchase price, of the par value of the stock of any class or series is paid into the corporation, owners or holders of shares of any stock in the corporation may never be assessed to pay the debts of the corporation.

ELEVENTH: The Corporation is to have a perpetual existence.

TWELFTH: No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer of for any act or omission of any such director or officer; however, the foregoing provision shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of this corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

THIRTEENTH: No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

FOURTEENTH: This Corporation reserves the right to amend, alter, change or repeal and provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon the Stockholders herein are granted subject to this reservation.

AMENDED AND RESTATED
BYLAWS
OF
CANN-ADE CORPORATION
(the "Corporation")

Adopted on November 9, 2022

ARTICLE I
OFFICES

1.1 <u>Registered Office</u>. The registered office and registered agent of the Corporation shall be as from time to time set forth in the Corporation's Articles of Incorporation.

1.2 <u>Other Offices</u>. The Corporation may also have offices at such other places, both within and without the State of Nevada, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

2.1 <u>Place of Meetings</u>. All meetings of the stockholders for the election of Directors shall be held at such place, within or without the State of Nevada, as may be fixed from time to time by the Board of Directors. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

2.2 <u>Annual Meeting</u>. An annual meeting of the stockholders shall be held at such time as may be determined by the Board of Directors, at which meeting the stockholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

2.3 <u>Special Meetings</u>. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, by the Articles of Incorporation or by these Bylaws, may be called by the Chief Executive Officer or the President, or shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of a majority of all the shares issued, outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at all special meetings shall be confined to the purposes stated in the notice of the meeting unless all stockholders entitled to vote are present and consent.

2.4 <u>Notice</u>. Written or printed notice stating the place, day and hour of any meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the Chief Executive Officer, the President, the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the stockholder at his address as it appears on the stock transfer books and records of the Corporation or its transfer agent, with postage thereon prepaid.

2.5 <u>List of Stockholders</u>. At least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of voting shares registered in the name of each, shall be prepared by the officer or agent having charge of the stock transfer books. Such list shall be kept on file at the registered office of the Corporation (or at such other location determined by the Board of Directors) for a period of ten days prior to such meeting and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any stockholder who may be present.

2.6 <u>Quorum</u>. At all meetings of the stockholders, the presence in person or by proxy of the holders of one-third (1/3rd) of the shares issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business except as otherwise provided by law, by the Articles of Incorporation or by these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.7 <u>Voting</u>. When a quorum is present at any meeting of the Corporation's stockholders, the vote of the holders of a majority of the shares having voting power present in person or represented by proxy at such meeting shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 <u>Method of Voting</u>. Each outstanding share of the Corporation's capital stock shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are otherwise provided by applicable law or the Articles of Incorporation, as amended from time to time. At any meeting of the stockholders, every stockholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such stockholder or by his duly authorized attorney-in-fact and bearing a date not more than six months prior to such meeting, unless such instrument provides for a longer period. Each proxy shall be revocable unless expressly provided therein to be irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. Such proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting. Voting for directors shall be in accordance with Article III of these Bylaws. Voting on any question or in any election may be by voice vote or show of hands unless the presiding officer shall order or any stockholder shall demand that voting be by written ballot.

2.9 <u>Record Date; Closing Transfer Books</u>. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not less than ten nor more than sixty days prior to such meeting, or the Board of Directors may close the stock transfer books for such purpose for a period of not less than ten nor more than sixty days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be the record date.

2.10 <u>Action By Consent</u>. Any action required or permitted by law, the Articles of Incorporation, or these Bylaws to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Such signed consents shall be delivered to the Secretary for inclusion in the Minute Book of the Corporation.

ARTICLE III
BOARD OF DIRECTORS

3.1 <u>Management</u>. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Articles of Incorporation, a stockholders' agreement or these Bylaws directed or required to be exercised or done by the stockholders.

3.2 <u>Qualification; Election; Term</u>. None of the directors need be a stockholder of the Corporation or a resident of the State of Nevada. The directors shall be elected by plurality vote at the annual meeting of the stockholders, except as hereinafter provided, and each director elected shall hold office until his successor shall be elected and qualified.

3.3 <u>Number</u>. The initial number of directors of the Corporation shall be one (1). Thereafter, the number of directors of the Corporation shall be fixed as the Board of Directors may from time to time designate. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

3.4 <u>Removal</u>. Any director may be removed either for or without cause at any special meeting of stockholders by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

3.5 <u>Vacancies</u>. Any vacancy occurring in the Board of Directors by death, resignation, removal or otherwise may be filled by an affirmative vote of at least a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office only until the next election of one or more directors by the stockholders.

3.6 <u>Place of Meetings</u>. Meetings of the Board of Directors, regular or special, may be held at such place within or without the State of Nevada as may be fixed from time to time by the Board of Directors.

3.7 <u>Annual Meeting</u>. The first meeting of each newly elected Board of Directors shall be held without further notice immediately following the annual meeting of stockholders and at the same place, unless by unanimous consent or unless the directors then elected and serving shall change such time or place.

3.8 <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board of Directors.

3.9 <u>Special Meetings</u>. Special meetings of the Board of Directors may be called by the Chief Executive Officer or President on oral or written notice to each director, given either personally, by telephone, by telegram, by mail, by facsimile or by e-mail at least forty-eight hours prior to the time of the meeting. Special meetings shall be called by the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of two-thirds of directors. Except as may be otherwise expressly provided by law, the Articles of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need to be specified in a notice or waiver of notice.

3.10 <u>Quorum and Voting</u>. At all meetings of the Board of Directors the presence of a majority of the number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of at least a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present.

3.11 <u>Interested Directors</u>. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the fact as to his relationship or interest and as to the contract or transaction is known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the fact as to his relationship or interest and as to the contract or transaction is known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

3.12 <u>Action by Consent</u>. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without such a meeting if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors.

3.13 <u>Compensation of Directors</u>. Directors shall receive such compensation for their services, and reimbursement for their expenses as the Board of Directors, by resolution, shall establish; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
COMMITTEES

4.1 <u>Designation</u>. The Board of Directors may, by resolution passed by a majority of the whole Board, designate committees, each committee to consist of one or more directors of the Corporation, which committees shall have such power and authority and shall perform such functions as may be provided in such resolution.

4.2 <u>Authority</u>. Each committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the full Board of Directors is required by statute or by the Articles of Incorporation.

4.3 <u>Change in Number</u>. The number of committee members may be increased or decreased (but not below one) from time to time by resolution adopted by a majority of the whole Board of Directors.

4.4 <u>Removal</u>. Any committee member may be removed by the Board of Directors by the affirmative vote of a majority of the whole Board, whenever in its judgment the best interests of the Corporation will be served thereby.

4.5 <u>Vacancies</u>. A vacancy occurring in any committee (by death, resignation, removal or otherwise) may be filled by the Board of Directors in the manner provided for original designation in Section 4.1.

4.6 <u>Meetings</u>. The time, place and notice (if any) of all committee meetings shall be determined by the respective committee. Unless otherwise determined by a particular committee, meetings of the committees may be called by the Chief Executive Officer or President on oral or written notice to each member, given either personally, by telephone, by telegram, by mail, by facsimile or by e-mail at least forty-eight hours prior to the time of the meeting and special meetings shall be called by the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of any committee member. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in a notice or waiver of notice of any meeting.

4.7 <u>Quorum; Majority Vote</u>. Unless otherwise determined by a particular committee, at any meeting a majority of the committee members shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws. If a quorum is not present at a meeting of the committee, the members present thereat may adjourn the meeting from time to time, without notice other than an announcement at the meeting until a quorum is present.

4.8 <u>Action by Consent</u>. Any action required or permitted to be taken at any committee meeting may be taken without such a meeting if a consent or consents in writing, setting forth the action so taken, is signed by all the members of such committee.

4.9 <u>Compensation</u>. Compensation of committee members shall be fixed pursuant to the provisions of Section 3.13.

ARTICLE V
NOTICE

5.1 <u>Form of Notice</u>. Whenever required by law, the Articles of Incorporation or these Bylaws, notice is to be given to any director or stockholder, and no provision is made as to how such notice shall be given, such notice may be given: (a) in writing, by mail, postage prepaid, addressed to such director or stockholder at such address as appears on the books and records of the Corporation or its transfer agent; or (b) in any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed to be given at the time when the same shall be deposited in the United States mail.

5.2 <u>Waiver</u>. Whenever any notice is required to be given to any stockholder or director of the Corporation as required by law, the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a stockholder or director at a meeting shall constitute a waiver of notice of such meeting, except where such stockholder or director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VI
OFFICERS AND AGENTS

6.1 <u>In General</u>. The officers of the Corporation shall be elected by the Board of Directors and shall be a Chairman of the Board of Directors, a President, a Treasurer and a Secretary. The Board of Directors may also elect a Chairman of the Board, a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, and one or more Vice Presidents, Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers. None of the officers need be a member of the Board of Directors. Any two or more offices may be held by the same person.

6.2 <u>Election</u>. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall elect a President, a Treasurer, a Secretary and such other officers and agents as it shall deem necessary, who shall be elected and appointed for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

6.3 <u>Salaries</u>. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or any committee of the Board, if so authorized by the Board.

6.4 <u>Term of Office and Removal</u>. Each officer of the Corporation shall hold office until his death, or his resignation or removal from office, or the election and qualification of his successor, whichever shall first occur. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, for or without cause, by the affirmative vote of a majority of the whole Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

6.5 <u>Employment and Other Contracts</u>. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances. The Board of Directors may, when it believes the interest of the Corporation will best be served thereby, authorize executive employment contracts which will contain such terms and conditions as the Board of Directors deems appropriate.

6.6 <u>Chairman of the Board</u>. The Chairman of the Board, subject to the direction of the Board of Directors, shall perform such executive, supervisory and management functions and duties as from time to time may be assigned to him or her by the Board of Directors. The Chairman of the Board shall preside at all meetings of the stockholders of the Corporation and all meetings of the Board of Directors.

6.7 <u>Chief Executive Officer</u>. The Chief Executive Officer shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer shall preside at all meetings of the stockholders of the Corporation and all meetings of the Board of Directors in the absence of the Chairman of the Board.

6.8 <u>President</u>. The President shall be subject to the direction of the Board of Directors and the Chief Executive Officer and shall have general charge of the business, affairs and property of the Corporation and general supervision over its other officers and agents. The President shall see that the officers carry all other orders and resolutions of the Board of Directors into effect. The President shall execute all authorized conveyances, contracts, or other obligations in the name of the Corporation except where required by law to be otherwise signed and executed and except where the signing and execution shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation or reserved to the Board of Directors or any committee thereof. The President shall preside at all meetings of the stockholders of the Corporation and all meetings of the Board of Directors in the absence of the Chairman of the Board and the Chief Executive Officer. The President shall perform all duties incident to the office of the President and such other duties as may be prescribed by the Board of Directors from time to time.

6.9 <u>Chief Operating Officer</u>. The Chief Operating Officer shall be subject to the direction of the Chief Executive Officer, the President and the Board of Directors and shall have day-to-day managerial responsibility for the operation of the Corporation.

6.10 <u>Chief Financial Officer</u>. The Chief Financial Officer shall be subject to the direction of the Chief Executive Officer, the President and the Board of Directors and shall have day-to-day managerial responsibility for the finances of the Corporation.

6.11 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or any committee thereof may from time to time prescribe, or as the President may from time to time delegate to him. In the absence or disability of the President, any Vice President may perform the duties and exercise the powers of the President.

6.12 Secretary. The Secretary shall attend all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary shall perform like duties for the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors under whose supervision he shall be. He shall keep in safe custody the seal of the Corporation. He shall be under the supervision of the President. He shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

6.13 Assistant Secretaries. Each Assistant Secretary shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him.

6.14 Treasurer. The Treasurer shall have the custody of all corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, shall render to the Directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation, and shall perform such other duties as the Board of Directors may prescribe or the President may from time to time delegate.

6.15 Assistant Treasurers. Each Assistant Treasurer shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him.

6.16 Bonding. If required by the Board of Directors, all or certain of the officers shall give the Corporation a bond, in such form, in such sum, and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of their office and for the restoration to the Corporation, in case of their death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation.

ARTICLE VII
LEGENDS; CERTIFICATES OF SHARES

7.1 Form of Certificates. The Corporation may, but is not required to, deliver to each stockholder a certificate or certificates, in such form as may be determined by the Board of Directors, representing shares to which the stockholder is entitled. Such certificates shall be consecutively numbered and shall be registered on the books and records the Corporation or its transfer agent as they are issued. Each certificate shall state on the face thereof the holder's name, the number, class of shares, and the par value of such shares or a statement that such shares are without par value.

7.2 Shares without Certificates. The Board of Directors may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. The issuance of uncertificated shares has no effect on existing certificates for shares until surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Unless otherwise provided by the Nevada Revised Statutes, the rights and obligations of stockholders are identical whether or not their shares of stock are represented by certificates. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send the stockholder a written statement containing the information required on the certificates pursuant to Section 7.1. At least annually thereafter, the Corporation shall provide to its stockholders of record, a written statement confirming the information contained in the informational statement previously sent pursuant to this Section.

7.3 Lost Certificates. The Board of Directors may direct that a new certificate be issued, or that uncertificated shares be issued, in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond, in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed. When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he has notice of it, and the Corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record is precluded from making any claim against the Corporation for the transfer or a new certificate or uncertificated shares.

7.4 Transfer of Shares. Subject to Article VIII below, shares of stock shall be transferable only on the books of the Corporation or its transfer agent by the holder thereof in person or by his duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

7.5 <u>Registered Stockholders</u>. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.6 <u>Legend on Stock</u>.   Until the amendment and restatement of these Bylaws or such earlier date on which these Bylaws are no longer applicable to the underlying shares of stock, each certificate representing shares of stock held by a stockholder or issued to any subsequent Transferee of such shares of stock shall be endorsed with the following legend:

> THE VOTING, SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF THE COMPANY'S BYLAWS.   COPIES OF SUCH BYLAWS MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

7.7 <u>Stock Certificates and Copies of these Bylaws</u>.   The Corporation agrees that it will cause the certificates evidencing shares of stock to bear the legend required by Section 7.6, and it shall supply, free of charge, a copy of these Bylaws to any holder of a certificate evidencing shares of stock upon written request from such holder to the Corporation at its principal office.   The failure to cause the certificates evidencing the shares of stock to bear the legend required by Section 7.6 or the failure of the Corporation to supply, free of charge, a copy of these Bylaws as provided under this Section 9.2 shall not affect the validity or enforcement of these Bylaws.

ARTICLE VIII:
RESTRICTIONS ON TRANSFER

8.1 <u>General Restrictions</u>.   No stockholder shall transfer any shares of stock except pursuant to and in accordance with the provisions of these Bylaws. Any purported transfer of shares of stock by a stockholder in violation of these Bylaws shall be null and void ab initio and the Corporation shall not recognize the purported Transferee of such shares of stock on its stock transfer books.

8.2 <u>Permitted Transfers</u>.   Notwithstanding anything to the contrary in these Bylaws, a stockholder, may, with or without consideration, transfer shares of stock to a member of the stockholder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary, or a trust, family LLC or family limited partnership for the benefit of a member of the stockholder's immediate family, the stockholder's own self or a charitable remainder trust, provided that any such transfer shall only be effective and permissible under these Bylaws if, prior to the closing of the transfer, the Transferee shall have duly executed and delivered to the Corporation an agreement satisfactory to the Corporation pursuant to which the Transferee becomes subject to these Bylaws and assumes all of the obligations of the stockholder under these Bylaws with respect to the shares of stock that are transferred to the Transferee.   Any shares of stock that are transferred pursuant to this Article VIII shall remain subject to all of the restrictions set forth in these bylaws.

ARTICLE IX:
RIGHT OF FIRST REFUSAL

9.1 <u>Transfer Notice</u>.   If, at any time, any stockholder (the "Selling Stockholder") proposes to transfer any of its shares of stock to one or more Persons (a "Transferee"), other than pursuant to a Drag-Along Sale or in connection with a Termination Event, the Selling Stockholder shall give to the Corporation and each other stockholder written notice of the Selling Stockholder's intention to make the transfer (the "Initial Transfer Notice"), which shall include: (a) a description of the shares of stock to be transferred (the "Offered Stock"); (b) the identity of the prospective Transferee(s); and (c) the purchase price and other material terms and conditions upon which the proposed transfer is to be made. The Initial Transfer Notice shall certify that the Selling Stockholder has received a firm offer from the Transferee and in good faith reasonably believes that a binding agreement for the transfer is obtainable on the terms set forth in the Initial Transfer Notice. The Initial Transfer Notice shall also include a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed transfer.

9.2 <u>Corporation Right of First Refusal</u>.   With respect to any proposed transfer of Offered Stock by a Selling Stockholder, the Corporation shall have the right, exercisable for a period of thirty (30) days after its receipt of the Initial Transfer Notice, to purchase all or any portion of the Offered Stock at the same purchase price and, except as provided below, otherwise subject to the same terms and conditions as are described in the Initial Transfer Notice for such Offered Stock.   The Corporation may exercise such first refusal right by providing written notice thereof to the Selling Stockholder before expiration of such thirty (30) day period.   If the Corporation exercises its first refusal right hereunder with respect to any proposed transfer of Offered Stock, it may make payment for such Offered Stock either: (i) in full upon closing by check or wire transfer; or (ii) in three (3) equal installments of principal, the first of which will occur upon the closing and the second and third of which will occur on the first and second anniversaries of the closing, with interest accruing on unpaid installment amounts from the date of the closing until paid at the then-current Mid-Term Applicable Federal Rate under Section 1274(d) of the Code for the month in which the first installment payment is made, in order to fully amortize the purchase price over the three (3) installment payments.   If the Corporation does not fully-exercise its first refusal right with respect to any proposed transfer of Offered Stock, the Corporation shall provide written notice thereof (the "Subsequent Transfer Notice") to each of the stockholders other than the Selling Stockholder (the "ROFR Rights Holders"), which shall describe the Offered Stock not purchased by the Corporation and include a copy of the Initial Transfer Notice.

9.3 <u>ROFR Rights Holder Right of First Refusal</u>.   With respect to any proposed transfer of Offered Stock by a Selling Stockholder with respect to which the Corporation has not fully-exercised its first refusal right under Section 4.2, each ROFR Rights Holder shall have the right, exercisable for a period of thirty (30) days after its receipt of the Subsequent Transfer Notice, to purchase its pro rata share of the Offered Stock not purchased by the Corporation (subject to the following sentences of this Section 9.3) at the same purchase price and otherwise subject to the same terms and conditions as described in the Initial Transfer Notice for such Offered Stock. A ROFR Rights Holder may exercise such first refusal right by providing written notice thereof to the Corporation and the Selling Stockholder before expiration of such thirty (30) day period. If any ROFR Rights Holder does not purchase its full pro rata share of the Offered Stock in a transfer subject to this Section 9.3, such declined Offered Stock shall be offered to the other ROFR Rights Holders on a pro rata basis.

9.4 <u>Closing</u>. The closing of the purchase of Offered Stock by the Corporation and any ROFR Rights Holder exercising their respective first refusal rights under Sections 9.2 and 9.3 shall occur no later than thirty (30) days after expiration of the thirty (30) day period set forth in Section 9.2 or Section 9.3 (as applicable).

9.5 <u>Effect of Non-Exercise of Rights of First Refusal</u>. To the extent that the Corporation and the ROFR Rights Holders do not collectively purchase all of the Offered Stock proposed to be transferred in a transfer subject to this Article IX, the Selling Stockholder may, not later than ninety (90) days after expiration of the thirty (30) day period set forth in Section 9.2 or Section 9.3 (as applicable), consummate the transfer of the Offered Stock not purchased by the Corporation and the ROFR Rights Holders to the Transferee at the purchase price described in the Initial Transfer Notice and otherwise on terms and conditions that are the same, in all material respects, as those set forth in the Initial Transfer Notice. If the Selling Stockholder does not, within such ninety (90) day period, consummate such transfer of Offered Stock to the Transferee, or such transfer would not be at the purchase price described in the Initial Transfer Notice or not be on other terms and conditions that are the same, in all material respects, as those set forth in the Initial Transfer Notice, the Offered Stock shall again be subject to the first refusal rights set forth in Sections 9.2 and 9.3.

9.6 "<u>Person</u>" means any natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, governmental authority or other entity.

9.7 "<u>Termination Event</u>" means, with respect to a stockholder: (i) the death or permanent disability of such stockholder (if a natural person) or the liquidation, dissolution or other termination or cessation of such stockholder (if not a natural person); (ii) the transfer or proposed transfer of a stockholder's shares of stock or any interest therein to such stockholder's spouse (or, with respect to a stockholder that is not a natural person, the spouse of any beneficial owner of such stockholder) pursuant to a divorce or similar action, proceeding or settlement; (iii) the termination of such stockholder's employment (or, with respect to a stockholder that is not a natural person, the termination of the employment of any beneficial owner of such Stockholder) with the Corporation or any direct or indirect subsidiary of the Corporation; or (iv) the bankruptcy of such stockholder.


ARTICLE X:
TAG-ALONG


10.1 <u>Tag-Along Right</u>. With respect to any proposed transfer by a stockholder (the "Tag-Along Seller") of all or any portion of its shares of stock to a third party (the "Tag-Along Purchaser"), other than pursuant to a Drag-Along Sale or in connection with a Termination Event, in which such shares of stock have not been purchased by the Corporation and/or the ROFR Rights Holders in exercise of their respective first refusal rights under Article IX (a "Tag-Along Sale"), the Tag-Along Seller shall provide prompt written notice of the purchase price and other terms and conditions of such proposed transfer (the "Tag-Along Notice") to the other stockholders (collectively, the "Tagging Stockholders") and each of the Tagging Stockholders shall have the right, but not the obligation to, at the same purchase price and otherwise on the same terms and conditions as are contained in the Tag-Along Notice, sell up to an amount of shares of stock held by such Tagging Stockholder equal to the product of: (i) the fraction determined by dividing the number of shares of stock held by such Tagging Stockholder by the number of shares of stock held by all stockholders participating in such Tag-Along Sale (including the shares of stock proposed to be transferred by the Tag-Along Seller in the Tag-Along Sale), multiplied by (ii) the number of shares of stock proposed to be transferred by the Tag-Along Seller in the Tag-Along Sale. To exercise its rights with respect to a Tag-Along Sale, a Tagging Stockholder shall provide written notice thereof to the Tag-Along Seller (a "Tag-Along Notice") within thirty (30) days after its receipt of the Tag-Along Notice. If the Tag-Along Purchaser declines to purchase all of the shares of stock of the Tag-Along Seller and all Tagging Stockholders participating in the Tag-Along Sale, then the Tag-Along Seller shall reduce the number of shares of stock that it sells in the Tag-Along Sale to enable such Tagging Stockholders to sell their shares of stock.

10.2 <u>Procedure for Exercise</u>. Each Tagged Stockholder that elects to participate in a Tag-Along Sale shall, upon request of the Tag-Along Seller, deliver to the Tag-Along Seller any certificates evidencing such shares of stock and all other documentation required by the Tag-Along Purchaser in connection with the Tag-Along Sale and otherwise comply with all terms and conditions of the Tag-Along Sale. If a proposed Tag-Along Sale is not consummated within ninety (90) days after the date of delivery of the Tag-Along Notice, or would not be at the same purchase price and otherwise on the same terms and conditions as are contained in the Tag-Along Notice, then the Tag-Along Seller shall not consummate the Tag-Along Sale without again first complying with the provisions of this Article X.


ARTICLE XI:
DRAG-ALONG


11.1 <u>Drag-Along</u>.

(a) If stockholder(s) collectively holding a Majority in Interest (the "Dragging Stockholders") receive a bona fide written offer from a third party (the "Drag-Along Purchaser") providing for a Sale of the Corporation that is approved by the Board of Directors of the Corporation (a "Drag-Along Sale"), the Dragging Stockholders may present such offer to the other stockholders (the "Dragged Stockholders") and each of the Dragged Stockholders shall: (A) to the extent that such Drag-Along Sale requires a vote of the stockholders, vote their respective shares of stock in favor of the Drag-Along Sale (including by execution of a written consent in lieu of meeting of the stockholders) and waive any applicable dissenters' or similar rights with respect thereto; and (B) with respect to any Drag-Along Sale structured as sale of stock, sell their respective shares of stock to the Drag-Along Purchaser in such Drag-Along Sale; provided that the proceeds of the Drag-Along Sale, after deduction of transaction-related fees and expenses incurred in connection with the Drag-Along Sale, shall be allocated among the shares of stock held by stockholders on a pro rata basis.

(b)   Each Dragged Stockholder shall, upon request of the Dragging Stockholders: (i) deliver to the Dragging Stockholders any certificates evidencing its shares of stock; (ii) execute and deliver all documentation required by the Drag-Along Purchaser in connection with the Drag-Along Sale; and (iii) otherwise comply with all terms and conditions of the Drag-Along Sale.

(c)   Each Dragged Stockholder hereby grants to the Dragging Stockholders or their designee: (i) an irrevocable proxy to vote its shares of stock in favor of a Drag-Along Sale; and (ii) a binding power of attorney, which is durable and coupled with an interest and shall survive the dissolution or death, as applicable, or disability of such Dragged Stockholder, to execute and deliver any and all documents (including written consent of the Stockholders in lieu of meeting), and to take any and all other actions, as are reasonably necessary in connection with a Drag-Along Sale pursuant to this Article XI.

(d)   "Majority in Interest" means stockholder(s) collectively holding a majority of the outstanding shares of stock of the Corporation.

(e)   "Sale of the Corporation" means any: (i) merger, consolidation or similar transaction involving the Corporation that results in the holders of the Corporation's equity securities, as of immediately prior to the consummation of such transaction, not holding equity securities representing a majority of the voting power of the Corporation or (if not the Corporation) the surviving entity of such transaction, as of immediately after the consummation of such transaction; (ii) sale of the outstanding equity securities of the Corporation constituting a majority of the voting power of the Corporation; or (iii) sale of all or substantially all of the Corporation's assets. For the avoidance of doubt, a "Sale of the Corporation" does not include a bona fide equity financing in which the Corporation (rather than the equityholders of the Corporation) receives the proceeds thereof.

ARTICLE XII:
REPURCHASE UPON TERMINATION EVENT

12.1 Termination Event.

(a)   Upon the occurrence of a Termination Event with respect to a stockholder (a "Terminated Stockholder"), the Corporation shall have the right, but not the obligation, to repurchase all or any portion of the shares of stock held by such Terminated Stockholder on the terms and conditions set forth in this Article XII. With respect to any Termination Event resulting from the death or disability of the Terminated Stockholder, all references herein to 'Terminated Stockholder' shall be deemed to refer to such Terminated Stockholder's heirs, executors or legal representatives.

(b)   To exercise its right to repurchase a Terminated Stockholder's shares of stock, the Corporation shall provide written notice thereof to such Terminated Stockholder within ninety (90) days after it first becomes aware of the occurrence of the Termination Event.

(c)   The purchase price payable by the Corporation for a Terminated Stockholder's shares of stock hereunder (the "Purchase Price") shall be the fair market value thereof, without incorporating any minority interest discount or control premium (the "Fair Market Value"), as reasonably agreed upon by the Corporation and the Terminated Stockholder; provided, however, that, if the Corporation and the Terminated Stockholder do not so agree on the Fair Market Value of the Terminated Stockholder's shares of stock within thirty (30) days after the date on which the Corporation provides to the Terminated Stockholder notice of its exercise of its repurchase option, the Fair Market Value of the Terminated Stockholder's shares of stock shall be determined by an independent appraiser qualified to make a valuation of the Corporation and its stock having no direct or indirect relationship with the Corporation or any of the stockholders. The determination of the Fair Market Value of the Terminated Stockholder's shares of stock by the appraiser shall be set forth in a written report issued by the appraiser to the Corporation and the Terminated Stockholder and be final and binding upon the Corporation and the Terminated Stockholder. The Corporation and the Terminated Stockholder shall equally bear the cost of the appraiser.

(d)   The closing of the repurchase by the Corporation of a Terminated Stockholder's shares of stock hereunder (the "Repurchase Closing") shall occur as soon as reasonably practicable and in any event within thirty (30) days after the Fair Market Value of the Terminated Stockholder's shares of stock has been determined pursuant to Section 12.1(c). The Corporation shall pay the Purchase Price for the Terminated Stockholder's shares of stock repurchased hereunder to the Terminated Stockholder in three (3) equal installments of principal, the first of which will occur upon the Repurchase Closing and the second and third of which will occur on the first and second anniversaries of the Repurchase Closing. Interest shall accrue on unpaid installment amounts from the date of the Repurchase Closing until paid at the then-current Mid-Term Applicable Federal Rate under Section 1274(d) of the Code for the month in which the first installment payment is made, in order to fully amortize the Purchase Price over the three (3) installment payments.

ARTICLE XIII
GENERAL PROVISIONS

13.1 Dividends. Dividends upon the outstanding shares of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Nevada Revised Statutes and the Articles of Incorporation. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any dividend, such record date to be not more than sixty days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend shall be the record date.

13.2 <u>Reserves</u>. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the directors shall think beneficial to the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created. Surplus of the Corporation to the extent so reserved shall not be available for the payment of dividends or other distributions by the Corporation.

13.3 <u>Telephone and Similar Meetings</u>. Stockholders, directors and committee members may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

13.4 <u>Books and Records</u>. The Corporation shall keep correct and complete books and records of account and minutes of the proceedings of its stockholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

13.5 <u>Checks and Notes</u>. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

13.6 <u>Loans</u>. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

13.7 <u>Fiscal Year</u>. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

13.8 <u>Seal</u>. The Corporation may have a seal, and such seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Any officer of the Corporation shall have authority to affix the seal to any document requiring it.

13.9 <u>Indemnification</u>. The Corporation shall indemnify its directors and officers to the fullest extent permitted by the Nevada Revised Statutes and may, if and to the extent authorized by the Board of Directors, so indemnify any other person whom it has the power to indemnify against liability, reasonable expense or other matter whatsoever.

13.10 <u>Power of Attorney</u>.   Each stockholder hereby grants to the Corporation and its designees, with full power of substitution, a binding power of attorney to execute and deliver any instrument, agreement, stockholder resolution or consent, restructuring or reorganization agreement or documents, and/or any other document that the Corporation and its designees determines is necessary or appropriate in connection with each stockholder's ownership of capital stock in the Corporation and/or any successor company to the Corporation or any current or future direct or indirect parent company, subsidiary company or other affiliated company of the Corporation and take all actions necessary or appropriate in the judgment of the Corporation and its designees for the accomplishment of the foregoing.   The foregoing power of attorney is irrevocable and coupled with an interest and, to the fullest extent permitted by law, shall survive and not be affected by the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any stockholder or the transfer of all or any portion of such stockholder's shares of stock, and shall extend to such stockholder's successors, assigns, heirs, executors, administrators and legal representatives.

13.11 <u>Insurance</u>. The Corporation may at the discretion of the Board of Directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in Section 13.9 against any and all liability incurred by such person in any such position or arising out of his status as such.

13.12 <u>Resignation</u>. Any director, officer or agent may resign by giving written notice to the President or the Secretary. Such resignation shall take effect at the time specified therein or immediately if no time is specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

13.13 <u>Off-Shore Offerings</u>. In all offerings of securities pursuant to Regulation S of the Securities Act of 1933, as amended (the "Act"), the Corporation shall require that its stock transfer agent refuse to register any transfer of securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Act or an available exemption thereunder.

13.14 <u>Amendment of Bylaws</u>. The Board of Directors or the stockholder(s) collectively holding a Majority in Interest shall have power to amend, modify or repeal these Bylaws, or adopt any new provision.

13.15 <u>Invalid Provisions</u>. If any part of these Bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as possible and reasonable, shall be valid and operative.

13.16 <u>Relation to Articles of Incorporation</u>. These Bylaws are subject to, and governed by, the Articles of Incorporation.